UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Amendment No. 2 )
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Hudson Ltd.
(Name of the Issuer)
Dufry AG
Dufry Holdco Ltd.
Hudson Ltd.
(Name of Persons Filing Statement)

Class A Common Shares, $0.0001 par value per share
(Title of Class of Securities)

350465100
(CUSIP Number of Class of Securities)
Dufry AG Brunngässlein 12, CH - 4052 Basel, Switzerland +41 61 266 44 44 Attn: Legal Department	Hudson Ltd. 4 New Square Bedfont Lakes Feltham, Middlesex TW14 8HA United Kingdom Attn: Legal Department
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
John Meade Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Richard Hall David J. Perkins Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019 (212) 474-1000
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$311,275,464.50	$40,403.56
*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.70 for 39,417,765 issued and outstanding Class A common shares of the issuer subject to the transaction and (b) the product of 1,007,620 Class A common shares of the issuer issuable under outstanding RSUs, assuming any performance-based vesting conditions were earned at target level of performance, multiplied by $7.70 per RSU ((a) and (b) together, the “Transaction Value”).

**
The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for the Fiscal Year 2020, was calculated by multiplying the Transaction Value by 0.0001298.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (“Dufry”), Dufry Holdco Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Dufry (“Merger Sub”) and Hudson Ltd., a Bermuda exempted company (“Hudson” and collectively with Dufry and Merger Sub, the “Filing Persons”).
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 18, 2020 (as it may be amended from time to time, the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among Dufry, Merger Sub and Hudson. Pursuant to the Merger Agreement and the Statutory Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into Hudson with Hudson being the surviving company in the merger (the “merger”). Upon completion of the merger, each Class A common share of Hudson, par value $0.001 per share (“Class A common share”), that is issued and outstanding at the effective time of the merger (other than Class A common shares held by Dufry, Merger Sub, Hudson or their wholly-owned subsidiaries) will be cancelled and converted into the right to receive $7.70, in cash, without interest. Upon completion of the merger, the Class A common shares will no longer be publicly traded, and shareholders (other than Dufry) will cease to have any ownership interest in Hudson, each Class B common share of Hudson, par value $0.001 per share (“Class B common share”) will be converted into one fully paid and nonassessable common share of the surviving company without any further consideration payable in respect thereof.
A special committee (the “Special Committee”) of the Hudson board of directors (the “Board of Directors”) composed solely of independent and disinterested directors reviewed and considered the terms and conditions of the Merger Agreement, the Statutory Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and the Statutory Merger Agreement. The special committee unanimously recommended that the Board of Directors adopt resolutions approving and declaring advisable the transactions contemplated by the Merger Agreement and the Statutory Merger Agreement and recommending that the Hudson shareholders approve and adopt the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby. The Board of Directors, acting upon the unanimous recommendation of the Special Committee, by unanimous resolution of members in attendance at such meeting (a) determined that the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interest of Hudson shareholders, (b) approved the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger, and (c) resolved to recommend that Hudson’s shareholders approve and adopt the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger. Consummation of the merger is subject to certain conditions, including without limitation the approval of the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby by the affirmative votes of holders of a majority of the Hudson Class A common shares and Class B common shares (voting as a single class) in attendance via the virtual meeting website or represented by proxy at the special general meeting and entitled to vote on such proposal, the settlement and completion of a rights offering by Dufry sufficient to finance the merger consideration (and the approval of an increase in Dufry’s share capital by Dufry’s shareholders necessary to consummate such rights offering), the consent of certain of Dufry’s lenders under its existing credit facilities, the consent of the joint global coordinators on behalf of the managers pursuant to the Accelerated Bookbuilding Agreement between Dufry and the managers named therein and other customary closing conditions.
Hudson will make available to its shareholders a shareholder circular (the “Shareholder Circular,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special general meeting of Hudson’s shareholders, at which Hudson’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the merger. As of the date hereof, the Shareholder Circular is in preliminary form and is subject to completion.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Shareholder Circular, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Shareholder Circular. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Shareholder Circular of the information required to be included in response to the items of Schedule 13E-3.
All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Shareholder Circular was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 1.	SUMMARY TERM SHEET
The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
ITEM 2.	SUBJECT COMPANY INFORMATION
(a)	Name and Address. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Companies”
(b)	Securities. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Special General Meeting—Record Date; Shareholders Entitled to Vote”
•	“Other Important Information Regarding Hudson—Security Ownership of Certain Beneficial Owners and Management”
(c)	Trading Market and Price. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Market Prices of Hudson Class A Common Shares and Dividends”
(d)	Dividends. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Market Prices of Hudson Class A Common Shares and Dividends”
(e)	Prior Public Offerings. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Prior Public Offerings”
(f)	Prior Stock Purchases. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Certain Transactions in the Hudson Class A Common Shares”
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Companies”
•	“Other Important Information Regarding Dufry and Merger Sub—Identity and Background of Dufry and Merger Sub”
•	“Other Important Information Regarding Hudson—Identity and Background of Hudson”
(b)	Business and Background of Entities. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Companies”
•	“Other Important Information Regarding Dufry and Merger Sub—Identity and Background of Dufry and Merger Sub”
•	“Other Important Information Regarding Hudson—Identity and Background of Hudson”

(c)	Business and Background of Natural Persons. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Companies”
•	“Other Important Information Regarding Dufry and Merger Sub—Identity and Background of Dufry and Merger Sub”
•	“Other Important Information Regarding Hudson—Identity and Background of Hudson”
ITEM 4.	TERMS OF THE TRANSACTION
(a)-(1)	Material Terms—Tender Offers. Not applicable.
(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“The Special General Meeting”
•	“Special Factors”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
(c)	Different Terms. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Effects of the Merger”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
(d)	Appraisal Rights. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Appraisal Rights”
•	“Appraisal Rights of Shareholders”
•	“Annex E—Copy of Section 106 of the Bermuda Companies Act”
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Provisions for Unaffiliated Shareholders”
(f)	Eligibility for Listing or Trading. Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)	Transactions. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“Other Important Information Regarding Hudson—Certain Transactions in the Hudson Class A Common Shares”
•	“Other Important Information Regarding Dufry and Merger Sub—Past Transactions and Contracts”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Plans for Hudson after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Dufry’s and Merger Subt’s Reasons for the Merger”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“The Special General Meeting”—Required Vote”
•	“Special Factors—Plans for Hudson after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“The Merger Agreement”
•	“Other Important Information Regarding Hudson—Certain Transactions in the Hudson Class A Common Shares”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(b)	Use of Securities Acquired. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Effect of the Merger”
•	“Special Factors—Plans for Hudson after the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
•	“Special Factors—Delisting and Deregistration of Hudson Class A Common Shares”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
(c)(1)-(8)	Plans. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”

•	“Special Factors—Effect of the Merger”
•	“Special Factors—Plans for Hudson after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Delisting and Deregistration of Hudson Class A Common Shares”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(a)	Purposes. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fariness of the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
(b)	Alternatives. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Special Factors—Effects on Hudson If the Merger Is Not Completed”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
•	“Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger”
(c)	Reasons. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
•	“Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger”

(d)	Effects. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Effects of the Merger”
•	“Special Factors—Effects on Hudson If the Merger Is Not Completed”
•	“Special Factors—Plans for Hudson after the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in Merger”
•	“Special Factors—Material U.S. Federal Income Tax Consequence of the Merger”
•	“Special Factors—Material Bermuda Tax Consequences of the Merger”
•	“The Merger Agreement”
•	“Material U.S. Federal Income Tax Consequences of the Merger”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
ITEM 8.	FAIRNESS OF THE TRANSACTION
(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger”
•	“Special Factors—Opinion of Lazard Frères & Co. LLC”
•	“Special Factors—Opinion of Banco Santander, S.A.”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in the Merger”
•	“Annex C—Fairness Opinion of Lazard Frères & Co. LLC”
•	“Annex D—Fairness Opinion of Banco Santander, S.A.”
(c)	Approval of Security Holders. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“The Special General Meeting—Required Vote”
(d)	Unaffiliated Representative. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Opinion of Lazard Frères & Co. LLC”

•	“Special Factors—Opinion of Banco Santander, S.A.”
•	“Annex C—Fairness Opinion of Lazard Frères & Co. LLC”
•	“Annex D—Fairness Opinion of Banco Santander, S.A.”
(e)	Approval of Directors. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
(f)	Other Offers. Not applicable.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:

•	“Summary”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Opinion of Lazard Frères & Co. LLC”
•	“Special Factors—Opinion of Banco Santander, S.A.”
•	“Annex C—Fairness Opinion of Lazard Frères & Co. LLC”
•	“Annex D—Fairness Opinion of Banco Santander, S.A.”
(c)	Availability of Documents. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Where You Can Find More Information”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Hudson during its regular business hours by any interested Hudson shareholder or his, her or its representative who has been so designated in writing.
ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)-(b)	Source of Funds; Conditions. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement”
•	“Annex A—Merger Agreement”
•	“Annex B – Statutory Merger Agreement”
(c)	Expenses. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Fees and Expenses”
(d)	Borrowed Funds. Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Ownership. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in Merger”
•	“Other Important Information Regarding Hudson—Security Ownership of Certain Beneficial Owners and Management”
(b)	Securities Transactions. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Certain Transactions in the Hudson Class A Common Shares”
ITEM 12.	THE SOLICITATION OR RECOMMENDATION
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“The Special General Meeting—Required Vote”
•	“The Special General Meeting—Voting by Hudson’s Directors and Executive Officers”
•	“Merger Agreement”
(e)	Recommendations of Others. The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Summary”
•	“The Special General Meeting—Recommendation of the Hudson board of directors and the special committee”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors; Position of Hudson as to the Fairness of the Merger”
•	“Special Factors—Dufry’s and Merger Sub’s Reasons for the Merger”
•	“Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger”
ITEM 13.	FINANCIAL STATEMENTS
(a)
Financial Information. The audited financial statements of Hudson for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to Hudson’s Form 20-F for the year ended December 31, 2019, originally filed on March 11, 2020 (see page F-1 and the following pages).

The information set forth in the Shareholder Circular under the following captions is incorporated herein by reference:
•	“Other Important Information Regarding Hudson—Selected Historical Financial Information”
•	“Where You Can Find More Information”
(b)	Pro Forma Information. Not applicable.
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets

•	“Summary”
•	“The Special General Meeting—Solicitation of Proxies”
•	“Special Factors—Effect of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Opinion of Lazard Frères & Co. LLC”
•	“Special Factors—Opinion of Banco Santander, S.A.”
•	“Special Factors—Interests of Hudson’s Directors and Executive Officers in Merger”
•	“Special Factors—Fees and Expenses”
ITEM 15.	ADDITIONAL INFORMATION
(c)	Other Material Information. The information set forth in the Shareholder Circular, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)-(1)	Preliminary Shareholder Circular of Hudson dated , 2020.
(a)-(2)	Notice of Special General Meeting of Shareholders of Hudson, incorporated herein by reference to the Shareholder Circular.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Shareholder Circular.
(a)-(4)	Press Release issued by Hudson, dated August 19, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by Hudson to the SEC on August 19, 2020.
(b)	Not applicable.
(c)-(1)	Fairness Opinion of Lazard Frères & Co. LLC, dated August 17, 2020, incorporated herein by reference to Annex C to the Shareholder Circular.
(c)-(2)	Fairness Opinion of Banco Santander, S.A., dated August 19, 2020, incorporated herein by reference to Annex D to the Shareholder Circular.
(c)-(3) *	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 6, 2020.
(c)-(4) *	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 13, 2020.
(c)-(5) *	Discussion Materials prepared by Lazard Frères & Co. LLC for discussion with the special committee of the board of directors of Hudson, dated August 17, 2020.
(c)-(6) *	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated July 24, 2020.
(c)-(7) *	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated August 17, 2020.
(c)-(8) *	Discussion Materials prepared by Banco Santander, S.A. for discussion with the special committee of the board of directors of Hudson, dated August 19, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of August 18, 2020, by and among Hudson Ltd., Dufry AG and Dufry Holdco Ltd., incorporated herein by reference to Annex A of the Shareholder Circular.
(d)-(2)	Statutory Merger Agreement by and among Hudson Ltd., Dufry AG and Dufry Holdco Ltd., incorporated herein by reference to Annex B of the Shareholder Circular.
(d)-(3)
Registration Rights Agreement between Hudson Ltd. and Dufry International AG, dated February 1, 2018, incorporated herein by reference to Exhibit 2.1 to Hudson’s Form 20-F for the year ended December 31, 2017.

(d)-(4)
Master Relationship Agreement between Dufry International AG and Hudson Ltd., dated February 1, 2018, incorporated herein by reference to Exhibit 4.1 to Hudson’s Form 20-F for the year ended December 31, 2017.

(d)-(5)
Loan Agreement between Dufry Finances SNC and Hudson Group Inc., effective October 30, 2012 for $123,204,207.74, incorporated herein by reference to Exhibit 10.3 to Hudson’s Form F-1 filed on November 14, 2017.

(d)-(6)
Loan Agreement between Dufry Financial Services B.V. and the Nuance Group (Canada) Inc., effective August 1, 2017 for CAD 195,030,000, incorporated herein by reference to Exhibit 10.4 to Hudson’s Form F-1 filed on November 14, 2017.

(d)-(7)
Hudson Trademark License Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018, incorporated herein by reference to Exhibit 4.4 to Hudson’s Form 20-F for the year ended December 31, 2019.

(d)-(8)
Franchising Agreement between Dufry International AG and Hudson Group (HG), Inc., dated February 1, 2018, incorporated herein by reference to Exhibit 4.5 to Hudson’s Form 20-F for the year ended December 31, 2019.

(f)	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Shareholder Circular
(g)	Not applicable.
*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 28, 2020
DUFRY AG

By:	/s/ Julian Diaz
Name:	Julian Diaz
Title:	Chief Executive Officer

By:	/s/ Luis Marin
Name:	Luis Marin
Title:	Chief Corporate Officer

DUFRY HOLDCO LTD.

By:	/s/ Yves Gerster
Name:	Yves Gerster
Title:	Director

By:	/s/ David Haldimann
Name:	David Haldimann
Title:	Director
Hudson Ltd.

By:	/s/ Juan Carlos Torres Carretero
Name:	Juan Carlos Torres Carretero
Title:	Chairman

By:	/s/ Julián Díaz González
Name:	Julián Díaz González
Title:	Deputy Chairman